UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D

[ ] Form N-SAR [ ] Form N-CSR

For period ended August 31, 2024

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  —  REGISTRANT INFORMATION

Full Name of Registrant  E-Smart Corp.

Former Name if Applicable N/A

Address of Principal Executive Office (Street and Number) 7311 Oxford Ave

City, State and Zip Code Philadelphia, PA 19111

PART II  —  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

RULES — 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-K for the year ended August 31, 2024 (the “Annual Report”) could not be filed within the prescribed time period due to difficulties finalizing the materials required to complete the Registrant’s audit, which could not be eliminated without unreasonable effort or expense. As previously disclosed by the Registrant on a Current Report on Form 8-K, on October 15, 2024, the Registrant made the decision to dismiss Olayinka Oyebola & Co. as the Registrant’s independent registered public accounting firm. The Registrant has appointed Victor Mokuolu CPA PLLC as the Registrant’s independent registered public accounting firm for the fiscal year ending August 31, 2024. The impact of the transition of the Registrant’s independent registered public accounting firm has delayed the preparation and filing of the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV —  OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Diana Vasylenko	(620)	3079197
(Name)	(Area Code)	(Telephone Number)

 (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes x No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No x

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

E-Smart Corp.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2024	By:	/s/ Diana Vasylenko
President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)